Mail Stop 4561
Via fax: (650) 944-5411

February 24, 2010

Mr. R. Neil Williams
Chief Financial Officer
Intuit Inc.
2700 Coast Avenue
Mountain View, CA 94043

>   **Re:**   **Intuit Inc.**
>   **Form 10-K for Fiscal Year Ended July 31, 2009**
>   **Filed September 15, 2009**
>   **Form 10-Q for Fiscal Quarter Ended October 31, 2009**
>   **Filed December 4, 2009**
>   **File No. 0-21180**

Dear Mr. Williams:

         We have reviewed your response letter dated February 4, 2010 in connection with the above-referenced filings and have the following comments. If indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated January 13, 2010.

Form 10-K for Fiscal Year Ended July 31, 2009

Management's Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies and Estimates

Goodwill, Purchased Intangible Assets and Other Long-Lived Assets – Impairment
Assessments, page 36

1.   We note your response to prior comment 1. To the extent you conclude that the estimated fair value substantially exceeds the carrying value for all your reporting units despite the fact that fair value exceeds carrying value by a narrow margin,

then confirm that you will also expand your disclosures in future filings to explain the factors that lead you to that conclusion and how you determined that such a margin does not represent a known uncertainty.

Note 4. Goodwill and Purchased Intangible Assets

Purchased Intangible Assets, page 75

2.   We note your response to prior comment 2 where you indicate that there are no undelivered elements in your third party license agreement. Please explain further how you determined that the right to future use of technology covered by patents "not yet in existence or not yet owned by the licensor" would be considered a delivered element. Also, tell us whether the covenants not to sue relate to the rights to the future technology not yet in existence and if so, explain further how you determined that this element should also be considered a delivered item. In addition, tell us why you refer to your amortization period as a range of over 5 to 10 years. In this regard, tell us whether the amortization period differs for each element and if so, explain why. Also, tell us how you determined such periods.

* * * * * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing(s), you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your response to our comments.

You may contact Melissa Kindelan, Staff Accountant, at (202) 551-3564 or me at (202) 551-3499 if you have any questions regarding the above comments.

Sincerely,

Kathleen Collins
Accounting Branch Chief